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Exhibit 99.7

Bookham Technology plc

July 16, 2003

        Oxfordshire, UK - July 16, 2003: Bookham Technology plc announces that on July 15 2003 it received notification from Morgan Stanley Securities Limited ('MSSL') that on 10 July MSSL disposed of its interest in some of its holding of ordinary shares in the Company with the result that MSSL and the group of companies which are direct or indirect holding companies of MSSL no longer hold a notifiable (3%) interest in the shares of the Company.

        MSSL is a member of the Morgan Stanley group of companies.

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  Exhibit 99.7